UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2018 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--April 11, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 1Q18 production and volume sold results as well as 2018 operating guidance (100% basis).

1Q18 Production per Metal and 2018 Operating Guidance (100% basis)

	1Q18 (Actual)	2018 (Estimated)

Gold (Oz.)
Orcopampa	39,987	190k - 210k
Tambomayo	33,693	110k - 130k
La Zanja	17,722	70k - 80k
Tantahuatay	29,915	160k - 180k
Yanacocha	104,233	470k - 545k
El Brocal	7,029	35k - 40k

Silver (Oz.)
Uchucchacua [1]	4,413,249	17.2M - 18.6M
Julcani	504,155	2.1M - 2.4M
Mallay	155,000	0.4M - 0.5M
Tambomayo	1,019,915	3.0M - 3.5M
El Brocal	739,454	4.2M - 4.8M

Lead (MT)
Julcani	283	1.0k - 2.0k
Uchucchacua [1]	4,184	18.0k - 20.0k
Mallay	504	0.5k - 2.5k
Tambomayo	856	2.5k - 4.5k
El Brocal	3,737	19.5k - 21.5k

Zinc (MT)
El Brocal	13,797	43k - 50k
Uchucchacua [1]	4,575	16.6k - 18.3k
Mallay	952	3.0k - 3.6k
Tambomayo	2,562	7.0k - 8.0k

Copper (MT)
El Brocal	10,482	61K - 71K

1. Production from 1Q18 considers 231,396 Ag Oz, 391 Pb MT and 389 Zn MT from the Uchucchacua´s material treated in Mallay´s processing plant.

Volume Sold

1Q18 Volume sold per Metal (100% basis)

1Q18 (Actual)

Gold (Oz.)
Orcopampa	40,015
Tambomayo	30,698
La Zanja	18,222
Tantahuatay	27,957
El Brocal	5,102

Silver (Oz.)
Uchucchacua	3,853,518
Julcani	352,236
Mallay	136,838
Tambomayo	837,123
El Brocal	536,585

Lead (MT)
Julcani	169
Uchucchacua	3,434
Mallay	440
Tambomayo	528
El Brocal	3,339

Zinc (MT)
El Brocal	11,354
Uchucchacua	3,802
Mallay	733
Tambomayo	1,672

Copper (MT)
El Brocal	9,854

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache.

The Company owns 45.95% of Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
For Compañia de Minas Buenaventura S.A.A.
In Lima:
Leandro García, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, 646-452 2334
barbara@inspirgroup.com
or
Company Website:
www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   April 11, 2018